May 27, 2009

Vincent J. Di Stefano, Jr.

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

The Forester Funds, Inc., File Nos. 333-81907, 811-09391.

Dear Mr. Di Stefano:

On April 8, 2009, The Forester Funds, Inc. (the "Registrant"), on behalf of The Forester Value Fund and The Forester Discovery Fund (each a "Fund" and together the "Funds"), each a series of the Registrant, filed Post-Effective Amendment No. 12 to its registration statement under the Securities Act of 1933 on Form N-1A.  On May 18, 2009, you provided oral comments which represented both your comments regarding Post-Effective Amendment No. 12 and those of Staff Accountant, Mr. Jeff Long regarding the Registrant's Certified Shareholder Report of Registered Management Investment Companies filed on Form N-CSR for the fiscal year ended March 31, 2008.  Please find below the Registrant's responses to those comments.  Any typographical corrections have been made throughout and are not enumerated in the following responses.  For your convenience, I have summarized those comments.

Form N-CSR

1.

Comment.  The Forester Discovery Fund's Items 2, 3 and 4 state a response of "not applicable" when a response is required.  Please explain this deficiency.

Response.  Items 2,3 and 4 were omitted as a result of human error.  The Registrant intends to correct this deficiency in its next Form N-CSR filing.  The Registrant notes that it responded to Items 2, 3 and 4 in the Form N-CRS filing for the same time period for The Forester Value Fund.

May 27, 2009

2.

Comment.  The Forester Discovery Fund's Item 1 fails to offer to send a copy of the Proxy Voting Policy and Procedure as well as the Fund's Proxy Voting Record.  Please explain this deficiency.

Response.  Offers to send were omitted as a result of human error.  The Registrant intends to correct this deficiency in its next Form N-CSR filing.  The Registrant notes that it made these offers to send in the Form N-CRS filing for the same time period for The Forester Value Fund.

3.

Comment.  Please explain how non-voting of proxies is consistent with the Funds' stated proxy voting policy.

Response.  The Registrant notes that it has delegated proxy voting decisions on securities held in each Fund's portfolio to its investment adviser ("Adviser").  The Adviser has adopted a proxy voting policy and related procedures and guidelines.  When the Adviser votes proxies for the Funds, the Adviser makes voting decisions consistent with the "economic best interests" of the Funds and reviews each proxy on a case by case basis, with the final decision based on the merits.  As a key part of this proxy voting policy, if the Adviser deems a Fund's holdings of a company to be immaterial to the outcome of the vote, it may decide not to vote the proxy.  Furthermore, consistent with its duty of care, the Adviser monitors proxy proposals just as it monitors other corporate events affecting the companies in which the Funds invest.

4.

Comment.  The 1-year, 3-year and since-inception average annual rates of return for the S&P 500 Index are not consistent between the Funds.  Please explain this discrepancy.

Response. This inconsistency is the result of human error.  The Registrant intends to exercise more diligence in the future to assure such errors do not recure.

Prospectus: The Forester Value Fund (each class of shares)

5.

Comment.  Because portfolio turnover has increased so materially, some sort of explanation should be added to Turnover Risk.

Response.  The following additional disclosure will be added to the Prospectus description of Turnover Risk:

Due to greater equity market volatility, turnover has increased over the fiscal year and may remain high.

May 27, 2009

6.

Comment.  If foreign securities are part of the Fund's principal investment strategies, then Foreign Investment Risk should be added to the Principal Risk Factors disclosure.

Response.  Foreign securities are not part of the Fund's principal investment strategies, nor are they a significant part of the Fund's overall investment strategy.

7.

Comment.  If small-cap and/or mid-cap securities are part of the Fund's principal investment strategies, then Small-Cap Risk and/or Mid-Cap Risk should be added to the Principal Risk Factors disclosure.

Response.  Small-cap and/or mid-cap securities are not part of the Fund's principal investment strategies, nor are they a significant part of the Fund's overall investment strategy.

8.

Comment.  The Fees and Expenses table omits Shareholder Fees.  Please add this table to conform to the disclosure requirements of Form N-1A or explain the omission of Shareholder Fees.  If shareholder fees are none, the Registrant may so state.

Response.  Because the Fund is a no load fund, charges no redemption fees, exchange fees or account maintainance fees, the Registrant does not provide a Shareholder Fees table.  The Registrant believes this format of presentation is permitted under general instructions 1(c) to Item 3 of Form N-1A.

9.

Comment.  In the second to last sentence of the description The Fund's Share Price, please define "good order" and modify the sentence to state in plain English the policy of the Fund.

Responses.

(A) The sentence has been modified to read as follows:

May 27, 2009

The Fund will process purchase and redemption orders that it receives in good order ~~and accepts and redemption orders that it receives in good order~~ prior to the close of regular trading on a day that the New York Stock Exchange is open at the net asset value determined later that day.

(B) Additionally, an explanation of "good order" will be added to the end of the paragraph containing the sentence mentioned in part (A) of this response as follows:

“Good order” means that your purchase or redemption request includes the name of the Fund, the name of the shareholder(s), the dollar amount of shares to be purchased or redeemed, a completed account application (for initial purchase), and, for purchases, a check payable to the Fund, unless payment is made by wire transfer.

Statement of Additional Information: The Forester Value Fund and The Forester Discovery Fund

10.

Comment.  Please clarify the Funds' expected percentage allocation to repurchase agreements as the disclosure suggests that each Fund may invest up to 10% of net assets in repurchase agreements.  If repurchase agreements are expected to represent a material investment (more than 5%), then a risk disclosure should be included in the Funds' respective Prospectus.

Response.  The disclosure was intended to reiterate the Funds' policy of restricting illiquid investments to 10% or less of each Fund's assets and not to suggest that repurchase agreements will reach or exceed 10%.  The Funds have no present intention to invest in repurchase agreements and would not exceed 5%, except on a temporary basis, of each Fund's assets should the Funds or a Fund invest in repurchase agreements.  The Registrant does not believe that additional Prospectus-level disclosures on this point would be helpful to shareholders.

If you have any questions or additional comments, please call Parker Bridgeport at (614) 469-3238 or the undersigned at (513) 352-6725.

Best regards,

/s/ JoAnn M. Strasser

JoAnn M. Strasser